WAIVER AGREEMENT

THIS WAIVER AGREEMENT (this "**Waiver Agreement**") is entered into as of November 20, 2025 (the "**Effective Date**"), by and between Coherent Corp., a Pennsylvania corporation (the "**Company**") and BCPE Watson (DE) BML, LP (the "**Holder**").

WHEREAS, the Holder is a registered holder and beneficial owner of all of the issued and outstanding shares of the Company's Series B-1 Convertible Preferred Stock with no par value per share (the "**Series B-1 Preferred**") and Series B-2 Convertible Preferred Stock with no par value per share (the "**Series B-2 Preferred**" and, together with the Series B-1 Preferred, the "**Series B Preferred**");

WHEREAS, pursuant to Section 2 of Exhibit A to the Statement with Respect to Shares amending the Amended and Restated Articles of Incorporation of the Company filed with the Pennsylvania Department of State on March 30, 2021 (the "**SWRTS**"), the Series B-1 Preferred is currently entitled to receive a dividend, whether or not earned or declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Company legally available for the payment of dividends, that shall accrue on the applicable Stated Value (as defined in the SWRTS) on a daily basis, but shall compound on a quarterly basis on each Dividend Payment Date (as defined in the SWRTS) in arrears at the rate of 5% per annum (the "**Series B-1 Dividends**") and the Series B-2 Preferred is currently entitled to receive a dividend, whether or not earned or declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Company legally available for the payment of dividends, that shall accrue on the applicable Stated Value (as defined in the SWRTS) on a daily basis, but shall compound on a quarterly basis on each Dividend Payment Date (as defined in the SWRTS) in arrears at the rate of 5% per annum (the "**Series B-2 Dividends**" and, together with the Series B-1 Dividends, the "**Series B Dividends**");

WHEREAS, it is the intent of the Company and the Holder that, from and after the Effective Date, no Series B Dividends should accrue and be due and payable by the Company on the Series B Preferred; and

WHEREAS, the Company has the right pursuant to Section 6 of the SWRTS to require the mandatory conversion of the Series B Preferred into shares of common stock with no par value of the Company (the "**Common Stock**").

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Holder hereby agree as follows, intending to be legally bound:

1.   <u>Dividend Waiver</u>. The Holder hereby irrevocably and unconditionally waives all and any rights it may hold, and, prior to the Effective Date, held to receive Series B-1 Dividends and Series B-2 Dividends. For clarity, this waiver applies to all Series B Dividends that would accrue, compound or otherwise be paid on or after the Effective Date hereof. Except as specifically provided herein, this Waiver Agreement does not, and is not intended to, effect the waiver of any other rights held by the Holder under the SWRTS.

2.   <u>Certificates and Transfer</u>. Section 1 above shall be binding on the Holder and on any transferees of any shares of Series B Preferred. The Holder agrees that the shares of Series B

Preferred that it currently holds may not be transferred, including by operation of law, unless the transferee agrees in writing to be bound by the terms of this Waiver Agreement. Any purported transfer of shares of Series B Preferred in contravention of the foregoing sentence shall be null and void.

3.   Representations of the Parties. Each party hereby represents and warrants to the other that:

(a)   The execution and delivery and performance by such party of this Waiver Agreement: (i) is within such party's power, (ii) has been duly authorized by all necessary action of such party, (iii) is not in contravention of such party's organizational documents (as applicable), (iv) does not violate any law or regulation, or any order or decree of any governmental authority applicable to such party, and (v) does not conflict with, or result in the breach or termination, constitute default under or accelerate any performance required by, any agreement to which such party is bound.

(b)   This Waiver Agreement has been duly executed and delivered by or on behalf of such party and constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms except as the enforceability may be limited by bankruptcy, insolvency, organization, moratorium and other laws affecting creditors' rights and remedies in general.

4.   Representation of the Holder. The Holder represents and warrants to the Company that it is the sole legal and beneficial owner of 20,977 shares of Series B-1 Preferred and 140,000 shares of Series B-2 Preferred.

5.   Miscellaneous.

(a)   This Waiver Agreement may be executed in any number of counterparts, with all such counterparts constituting one agreement, binding on all of the parties hereto. This Waiver Agreement and any amendments hereto, to the extent signed and delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail or by DocuSign, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

(b)   This Waiver Agreement shall be governed by and construed exclusively in accordance with the internal laws of the Commonwealth of Pennsylvania, without regard to the conflicts of laws principles thereof. The parties hereby irrevocably agree that any suit or proceeding arising directly and/or indirectly pursuant to or under this Waiver Agreement shall be brought solely in a federal or state court located in the Commonwealth of Pennsylvania. By execution hereof, the parties hereby covenant and irrevocably submit to the jurisdiction of the federal and state courts located in the Commonwealth of Pennsylvania and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail addressed to them or their agent, returned receipt requested, with the same force and effect as personally served upon them in the Commonwealth of Pennsylvania. The parties hereto expressly and irrevocably waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of jurisdiction with respect thereto. In the event of any such action or proceeding, the party prevailing therein shall be entitled to payment from the other party to such action of its reasonable attorney's fees and disbursements.

(c)   Each party agrees that it shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments, waivers and documents, as the other parties many reasonably request in order to carry out the intent and accomplish the purposes of this Waiver Agreement.

(d)   The terms and conditions of this Waiver Agreement shall inure to the benefit of and be binding upon their respective successors and assigns, including any transferees of the Series B Preferred.

(e)   Any notice required or permitted by this Waiver Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by facsimile (upon customary confirmation of receipt) or e-mail, addressed to the party to be notified at such party's address as set forth in the books and records of the Company.

(f)   Prior to executing this Waiver Agreement, each of the Company and the Holder have had the benefit of the advice and counsel of their own independent attorneys in understanding and negotiating the terms of this Waiver Agreement.

(g)   This Waiver Agreement and the documents referred to herein, constitute the entire agreement between the parties pertaining to the subject matter hereof.

6.   <u>Tax Matters</u>. The parties hereto intend that for U.S. federal and applicable state and local income tax purposes, the Holder shall not be required to include in taxable income any amounts waived with respect to the Series B Dividends pursuant to this Waiver Agreement. The parties hereto will prepare and file, and cause their affiliates to prepare and file, all tax returns in a manner consistent with the foregoing intended tax treatment, and not take any position in any audit or other tax proceeding that is inconsistent with such intended tax treatment, unless otherwise required by a "determination" within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended.

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IN WITNESS WHEREOF, the parties have caused this Waiver Agreement to be duly executed and delivered as of the date in and set forth above.

Coherent Corp.

By: /s/ Rob Beard_____
Name: Rob Beard
Title: Chief Legal and Global Affairs Officer

IN WITNESS WHEREOF, the parties have caused this Waiver Agreement to be duly executed and delivered as of the date in and set forth above.

BCPE Watson (DE) BML, LP
By: BCPE Watson (DE) BML GP, LLC, its general partner

By: /s/ Joseph Robbins_____
Name: Joseph Robbins
Title: President